August 10, 2006
Martin F. James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Waters Corporation
Form 10-K for the Year Ended December 31, 2005 and related filings
Form 10-Q for the Quarter Ended March 31, 2006
File No. 001-14010
Dear Mr. James:
On behalf of Waters Corporation (“Waters” or the “Company”), we have set forth below responses to the comments provided to Mr. John Ornell by the staff of the Commission (the “Staff”) in your letter dated July 7, 2006 (the “Letter”). The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.
On August 4, 2006, the Company filed with the SEC its Quarterly Report on Form 10-Q for the quarter ended July 1, 2006 (the “Second Quarter 10-Q”). Where applicable, the Company has addressed the Staff’s comments in the Second Quarter 10-Q and provided appropriate supplemental disclosure consistent with the Staff’s comments and the Company’s responses contained herein.
The Company’s responses are as follows:
Form 10-K for the Year Ended December 31, 2005
Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

1.	Question	We note that you present a 2005 effective tax rate excluding the one time income tax expense related to your repatriation. In future filings, when presenting similar non-GAAP measures, please provide all the disclosures required by Item 10(e) of Regulation S-K and comply fully with the guidance provided in the Division of Corporation Finance Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Otherwise, revise future filings to only present an effective rate based on your GAAP results.

	Response	The Company’s response is as follows:

The Company acknowledges the Staff’s comment and will in future filings,

Martin F. James
Securities and Exchange Commission
August 10, 2006

including in the most recent Quarterly Report on Form 10-Q for the quarter ended July 1, 2006 filed on August 4, 2006, revise its disclosure to present an effective tax rate only based on GAAP results.
Consolidated Financial Statements, page 44
Note. Income Taxes, page 61

2.	Question	We note that you reversed approximately $92.5 million of your valuation allowance related to your deferred tax assets with a credit of $78.8 million to additional paid-in capital and the remainder to goodwill in fiscal 2005 since you believe that an appropriate level of profitability had been established and that it is more likely than not that the deferred tax asset will be realized in the future. Please tell us and revise this note and MD&A in future filings to address the following:
a)	Provide an enhanced discussion of the reasons why you believe that the realization of the deferred tax assets was more likely than not at December 31, 2005 and the facts and circumstances that changed from fiscal 2004 to fiscal 2005.

b)	Clarify whether the reversal of your deferred tax asset related to your maintenance of an appropriate taxable income generated within your US operations or foreign operations, or to stock option deductions, etc.

c)	Discuss why it was appropriate to credit additional paid-in capital for $78.8 million.

	Response	The Company’s responses are as follows:

The Company acknowledges the Staff’s comment and will in future filings, beginning with the Annual Report on Form 10-K for the year ended December 31, 2006, revise the MD&A and this footnote to address the points noted above. The Company’s specific responses are as follows for the items requested:

2a)	Question	Provide an enhanced discussion of the reasons why you believe that the realization of the deferred tax assets was more likely than not at December 31, 2005 and the facts and circumstances that changed from fiscal 2004 to fiscal 2005.

Martin F. James
Securities and Exchange Commission
August 10, 2006

Response	Since 2000, the Company effectively reduced its US deferred tax assets to zero by recording a valuation allowance against its deferred tax assets with the offsetting amount recorded in additional paid-in capital. The US deferred tax assets were a result of the Company generating US net operating loss (“NOL”) carryforwards due to tax deductions associated with the exercise of non-qualified stock options. Under paragraph 17 of Statement of Financial Accounting Standard SFAS No. 109, “Accounting for Income Taxes” (FAS 109), a company must evaluate the necessity of establishing a valuation allowance for deferred tax assets based on whether it is more likely than not that a benefit will be recognized in future periods from the deferred tax asset. At December 31, 2004, based on forecasted US taxable income and estimated future stock option exercises the Company determined that it was more likely than not that a tax benefit would not be realized with respect to the US deferred tax assets. Accordingly, the Company maintained its valuation allowance against its deferred tax asset.

During each of the first three quarters of 2005, the Company assessed its level of forecasted US taxable income and estimated future non-qualified stock option exercises and maintained the valuation allowance based on the following:
•	The uncertainty of the preliminary estimates of forecasted 2005 US taxable income as the Company historically achieves a significant amount (30% — 35%) of its net income in the fourth quarter.

•	The uncertainty with respect to the level of tax deductions associated with the non-qualified stock option exercises.

•	In addition, the Company was evaluating the impact of the American Jobs Creation Act (AJCA). The AJCA created a temporary incentive for US multi-national corporations to repatriate accumulated offshore earnings by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations, which incentive was conditioned on a company making a “base period distribution”. It was not until the third quarter of 2005 that the Company was able to fully analyze the implications of the repatriation and make a recommendation to the Board of Directors to approve a repatriation of $500 million as a qualified distribution in accordance with the AJCA. This recommendation was made with the knowledge that there would be a required base period distribution that would utilize a portion of the Company’s net operating loss carryforward.

Martin F. James
Securities and Exchange Commission
August 10, 2006

During the fourth quarter of 2005, the Company again assessed the need for a valuation allowance against its deferred tax asset. The estimate associated with 2005 US taxable income that existed during the first three quarters of 2005 became more certain in the fourth quarter of 2005 following the filing of the 2004 US federal income tax return in 2005. Based on the following additional factors, the Company determined it was more likely than not the US deferred tax assets (US NOL carryforwards) would be utilized over the next three years.
•	Results of US taxable income for 2005 of approximately $37 million before the impact of the AJCA and the required base period distribution.

•	The Company’s US taxable income is expected to be substantial going forward. The estimate of US taxable income for the subsequent three years ranges from approximately $50 million to $60 million per year as a result of the Company’s budgeting and planning process conducted in the fourth quarter of 2005.

•	The 2005 actual exercises of non-qualified stock options were known in the fourth quarter of 2005.

•	The estimated future non-qualified stock option exercises were unlikely to reduce US taxable income by a material amount since the majority of the stock options that were significantly “in-the-money” were exercised by December 31, 2005.

Accordingly, the Company reversed the valuation allowance against its US deferred tax assets by recording a debit to the valuation allowance and a credit to additional paid-in capital at December 31, 2005. Please refer to our response below with respect to the appropriateness of recording a credit to additional paid-in capital in this circumstance.

Martin F. James
Securities and Exchange Commission
August 10, 2006

2b)	Question	Clarify whether the reversal of your deferred tax asset related to your maintenance of an appropriate taxable income generated within your US operations or foreign operations, or to stock option deductions, etc.

	Response	The reversal of the valuation allowance on the Company’s deferred tax asset was based on the Company’s belief that an appropriate level of US taxable income had been established with respect to its US operations combined with a reduction in the forecasted amount of tax deductions from the exercise of non-qualified stock options.

2c)	Question	Discuss why it was appropriate to credit additional paid-in capital for $78.8 million.

	Response	The US deferred tax assets were generated by US NOLs which were directly related to the exercise of non-qualified stock options. Paragraph 17 of APB Opinion 25 “Accounting for Stock Issued to Employees”, indicates that deferred taxes must be provided on the excess tax benefit generated by the stock option deduction; however, this tax deduction cannot reduce income tax expense and any remaining excess tax benefit should be added (credited) to additional paid-in capital in the period of the tax deduction. Also under paragraph 36 of FAS 109, expenses for employee stock options recognized differently for financial purposes and tax purposes are charged or credited directly to the related component of shareholders equity (additional paid-in capital in this case). Paragraph 17 of FAS 109 also indicates that when it is more likely than not that a deferred tax asset will not be realized a valuation allowance must be established. Since these deferred tax assets were recorded with an offset to the additional paid-in capital section of shareholders’ equity, the valuation allowance was established there (in additional paid-in capital) and subsequently reversed from additional paid-in capital when it was no longer needed. Accordingly, the Company established a valuation allowance against its US deferred tax assets by debiting additional paid-in capital and crediting the valuation allowance-deferred tax asset account. When the Company determined that it was more likely than not that it would be able to realize the US deferred tax assets, it reversed the previous entries, debiting the valuation allowance-deferred tax asset account and crediting additional paid-in capital.

Martin F. James
Securities and Exchange Commission
August 10, 2006

Note 20. Business Segment Information, page 76

3.	Question	We note within MD&A the discussion of how revenues from your various products and services impacted your results in each reported period. Please revise this note in future filings to present your revenues from external customers by product and services as required by paragraph 37 of SFAS 131.

	Response	The Company’s response is as follows:

The Company acknowledges the Staff’s comment and will in future filings, as it did in the most recent Quarterly Report on Form 10-Q for the quarter ended July 1, 2006 filed on August 4, 2006, provide revenues from external customers by product and services as required by paragraph 37 of SFAS 131. The following table was provided in the Company’s most recent Quarterly Report on Form 10-Q for the quarter ended July 1, 2006.

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	July 1, 2006	July 2, 2005	July 1, 2006	July 2, 2005
Product net sales
LC and MS instrument systems	$150,591	$147,212	$299,270	$284,426

Chemistry	43,771	37,813	87,226	76,461

TA instrument systems	20,129	19,129	36,560	34,877

Total product net sales	214,491	204,154	423,056	395,764

Service net sales
LC and MS service	79,413	73,299	153,744	143,450

TA service	7,995	7,177	15,317	13,721

Total service net sales	87,408	80,476	169,061	157,171

Total sales	$301,899	$284,630	$592,117	$552,935

Martin F. James
Securities and Exchange Commission
August 10, 2006

Pursuant to the request of the Staff contained on the second page of your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.
Should the staff have any further comments or questions, kindly contact me at 508-482-3522.
Very truly yours,

/s/ John Ornell
John Ornell
Vice President, Finance and Administration and Chief Financial Officer

JAO/smg